Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,				
	2005	**2006**	**2007**	**2008**	**2009**
Earnings (loss)					
Pre-tax loss	$ (169,778)	$ (112,668)	$ (3,502)	$ (31,905)	$ (19,606)
Total fixed charges	$ 25,937	$ 29,634	$ 41,932	$ 65,534	$ 52,759
Total income (loss) before fixed charges	$ (143,841)	$ (83,034)	$ 38,430	$ 33,629	$ 33,153
Fixed Charges					
Interest expenses	$ 25,119	$ 28,970	$ 41,397	$ 65,373	$ 52,627
Assumed interest attributable to rentals	$ 818	$ 664	$ 535	$ 161	$ 132
Total fixed charges	$ 25,937	$ 29,634	$ 41,932	$ 65,534	$ 52,759
Deficiency of earnings available to cover fixed charges	$ 169,778	$ 112,668	$ 3,502	$ 31,905	$ 19,606
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a